SCHNEIDER WEINBERGER LLP
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Suite 210
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            jim@swblaw.net

September 12, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Pamela Long, Director Dale Welcome, Staff Accountant Kevin Stertzel, Senior Accountant George Schuler Sherry Haywood, Staff Attorney Dietrich King, Senior Attorney

Re:	China America Holdings, Inc. (the “Company”)
Amendment No. 1 to Current Report on Form 8-K Filed July 7, 2011 (“Amendment No. 1 to Form 8-K”)
Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 29, 2010 (the “2010 Annual Report”)
Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 Filed May 23, 2011
SEC File No. 000-53874

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 3, 2011. Following are the Company’s responses to these comments. Contemporaneously, the Company has filed Amendment No. 2 to the Form 8-K (“Amendment No. 2 to Form 8-K”) that includes the revised disclosure in response to the staff’s comments.  Under separate cover, we are providing Ms. Haywood with a marked version of Amendment No. 2 to Form 8-K, keyed to the comments.

Current Report on Form 8-K/A Filed July 7, 2011

General

1.
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

2.           Please clarify how you maintain your books and records and prepare your financial statements.

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

RESPONSE:  Please see the Company’s response to the second bullet point of comment 2 below.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

RESPONSE:  The Company’s China operations maintain their books and records in accordance with the accounting principles and the relevant financial regulations applicable to enterprises established in the People’s Republic of China (“PRC GAAP”).  For the reporting periods included in Amendment No. 1 to Form 8-K, the Company’s China-based accounting staff, with the assistance of the accounting staff of China Direct Investments, Inc. (“China Direct Investments”), a consultant to the Company, makes the necessary adjustments in order to convert its books and records to U.S. GAAP for SEC reporting purposes.  These adjustments, consisting primarily of converting the financial records from what is effectively a tax or cash basis to an accrual basis, were reviewed by China Direct Investments and the Company’s independent registered public accounting firm, Sherb & Co., LLP.  In addition, the adjustments to the financial statements of Ziyang Ceramic Company Limited (“Ziyang Ceramic”) for the years ended December 31, 2010 and 2009 and the three months ended March 31, 2011 as contained in Amendment No. 1 to the Form 8-K were reviewed by its then auditor, Goldman Kurland and Mohidin, LLP.

3.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

RESPONSE:   The people who are primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of internal controls, all of whom are employees of the Company, are as follows:

•           The Company’s Chief Financial Officer has served in this role for the Company since June 30, 2011 and is responsible for overseeing all of its accounting, financial reporting and internal control functions. In addition, the Company’s CFO has been the Chief Financial Officer of Ziyang Ceramic since January 2006.  From July 1993 to December 2005, the Company’s CFO has accumulated significant experience in the establishment and supervision of corporate financial management policies, taxation risk, and planning, and is considered by the Company to be very capable in the areas of financial auditing, tax planning, operational planning, management consultation, risk control and financial analysis.  The Company’s CFO was employed in various capacities in the finance department up to and including the chief financial officer and accounting manager of Zhucheng Electronics Co., Ltd., a company engaged in the production and sale of electronic components for automobile audio equipment and high voltage ceramic capacitors.  The Company’s CFO graduated from Shandong Television and Radio University in July 1988 with a degree in accounting.

•           Ziyang Ceramic’s financial department manager has been working for that company since April 2006 and is responsible for accounting reconciliations, preparation of reports and other daily financial management requirements of the business. The financial department manager has over 10 years of increasing experience from cash management, bookkeeping to accounting department supervisor.  The financial department manager has completed continuing education courses and is considered by the Company to be knowledgeable in a variety of Chinese tax laws applicable to Ziyang Ceramic’s business, accounting policies and financial statement reconciliation and financial management experience. The financial department manager obtained an accounting degree in China in July 1997.

•           Ziyang Ceramic’s supervising accountant has been working for that company since October 2008 and is responsible for assisting the financial department manager in completing daily financial reconciliations and management reports.  The supervising accountant received an accounting degree in China in 2007 majoring in computerized accounting.

The above-mentioned individuals supervise an additional four accounting staff members who are responsible for recording the Company’s China based business and financial transactions in their accounting records and ensuring that all disbursements are properly authorized, as well as performing other tasks normally associated with accounting and financial controls.

As discussed above, China Direct Investments assisted the Company in the preparation of adjustments required to convert Ziyang Ceramic’s financial statements from PRC GAAP to U.S. GAAP.  Additional information regarding China Direct Investments is contained in the Company’s response to comment 4 below.

With respect to the internal controls of Ziyang Ceramic’s and as disclosed in the Company’s Form 10-Q, Item 4 – Controls and Procedures, filed on August 15, 2011, the Company has not evaluated the internal controls over financial reporting of the business activities at Ziyang Ceramic’s, which the Company acquired on June 30, 2011.

4.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE:  Since November 2006 China Direct Investments and its affiliates have been providing various business consulting services to the Company that includes translation services, professional resource management, coordination of public disclosures, among others.  China Direct Investments, a consulting company which provides a suite of consulting services to U.S. public companies that operate primarily in China, is not an accounting firm.  China Direct Investments’ address is 431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441.  China Direct Investments employs a staff of accountants, most of whom are bilingual and capable of translating financial statements and schedules from Chinese to English, as well as reviewing detailed trial balances and other financial information to ascertain whether U.S. GAAP has been properly applied.
China Direct Investments provided accounting and other services for the Company during its fiscal year ended September 30, 2010 that was not tied to the number of hours of service.  The Company issued China Direct Investments 30,000,000 shares of its common stock for services provided in the fiscal year ended September 30, 2010. For accounting purposes, the Company valued these shares at approximately $483,000.  China Direct Investments did not record, however, the number of hours its staff devoted to performing services on behalf of the Company.

5.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE:  Except as noted in response to comment number 4 above, the Company did not retain individuals who were not its employees or were not employed by an accounting firm or similar organization to prepare its financial statements or evaluate its internal control during the years ended December 31, 2010 and 2009.

6.
You state on page 25 that none of your directors is an "audit committee financial expert."  In this regard, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting, if any.

RESPONSE:  Members of the Company’s board of directors have a limited knowledge of U.S. GAAP and internal control over financial reporting.  The Company’s board of directors relies on its outside consultant China Direct Investments to provide assistance with the preparation of U.S. GAAP compliant financial statements and requires additional training and assistance in U.S. GAAP compliance.   The Company has added additional disclosure to Amendment No. 2 to Form 8-K.

7.
If you determine your U.S. GAAP expertise is insufficient, please add a risk factor disclosure in this regard in an amended Form 8-K. Any such risk factor disclosure should address whether your fact pattern represents a potential material weakness and also should address the potential effects to your accounting and financial reporting, including any risks related to your internal control over financial reporting.

RESPONSE:  The Company has included the following risk factor in Amendment No. 2 to Form 8-K:

NONE OF OUR BOARD OF DIRECTORS ARE CONSIDERED AUDIT COMMITTEE FINANCIAL EXPERTS.  IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROL OVER FINANCIAL REPORTING, WE MAY NOT BE ABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS. AS A RESULT, CURRENT AND POTENTIAL SHAREHOLDERS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTING, WHICH WOULD HARM OUR BUSINESS AND THE TRADING PRICE OF OUR STOCK.

Our internal accounting staff and our Board of Directors are relatively inexperienced with U.S. GAAP and the related internal control procedures required of U.S. public companies. Although our accounting staff is professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP matters. Management has determined that our internal audit function is also significantly deficient due to insufficient qualified resources to perform internal audit functions. Finally, we have not established an Audit Committee of our Board of Directors.

Although we have not evaluated the internal controls over financial reporting of the business activities at Ziyang Ceramic’s which we acquired on June 30, 2011, we cannot assure investors that we maintained effective internal controls over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. For these reasons, we  are considering the costs and benefits associated with improving and documenting our disclosure controls and procedures and internal controls and procedures, which includes (i) our recent hiring of a business consulting firm that has expertise in accounting and U.S. GAAP matters with publicly-traded companies (ii) hiring additional personnel with sufficient U.S. GAAP experience and (iii) implementing ongoing training in U.S. GAAP requirements for our CFO and accounting and other finance personnel.  If the result of these efforts are not successful, or if material weaknesses are identified in our internal control over financial reporting, our management will be unable to report favorably as to the effectiveness of our internal control over financial reporting and/or our disclosure controls and procedures, and we could be required to further implement expensive and time-consuming remedial measures and potentially lose investor confidence in the accuracy and completeness of our financial reports which could have an adverse effect on our stock price and potentially subject us to litigation.

8.
To the extent that there has been a change in the independent accountant as a result of the reverse merger transaction, please revise your document to provide the information required by Item 4.01 of Form 8-K.

RESPONSE:  There has been no change in the Company’s independent registered public accounting firm as a result of the reverse merger transaction.  Accordingly, there is no disclosure required under Item 4.01 of Form 8-K.

9.
Please disclose, if true, that you were a shell company prior to the consummation of the transactions you describe in your filing and provide the disclosure required by Item 5.06 of Form 8-K. If you believe that you were not a shell company, please provide us with your analysis supporting this belief.

RESPONSE:  The Company has included the following disclosure in Amendment No. 2 to Form 8-K:

Item 5.06	Change in Shell Company Status.

As a result of the consummation of the transactions described in Item 1.01 of this Amendment No. 2, we are no longer a shell company as that term is defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Exchange Act of 1934, as amended.

10.
Please clarify for us how, as a corporation organized under the laws of Florida, and in view of the restrictions of foreign ownership imposed by the laws of the People's Republic of China, you are able to control the operations of your business in the People's Republic of China. Please provide a detailed response and, as necessary, please revise your disclosure accordingly.

RESPONSE:   The Company has included the following disclosure in the “Form 10 Disclosure – The Reorganization” section of Amendment No. 2 to Form 8-K:

In June 2011, the shareholders of Ziyang Ceramic (the “Ziyang Ceramic Shareholders”) and Lingbo Chi, chief executive officer of Ziyang Ceramic, developed a plan to position itself to acquire companies that were seeking to expand and obtain the benefits of a U.S. public company (the “Restructuring”).  A key element of the Restructuring was to enter into a transaction with a public shell company in the United States by which we, the public shell company, would acquire operations based in the PRC, all in compliance with PRC law.

To accomplish this step, Best Alliance Worldwide Investments Limited (“BAW”) formed China Ziyang Technology to acquire Ziyang Ceramic.  The second step in the Restructuring was for the Ziyang Ceramic Shareholders to transfer their ownership interest in Ziyang Ceramic to China Ziyang Technology.  The third step was for China Ziyang Technology and BAW to enter into and complete a transaction with a U.S. public reporting company whereby that company would acquire Ziyang Ceramic.

The first step was completed in conjunction with the second step so that as Ziyang Ceramic became a subsidiary of China Ziyang Technology when it acquired Ziyang Ceramic.  As part of the second step, Ziyang Ceramics entered into a Share Transfer Agreement with the Ziyang Ceramic Shareholders to purchase the company in exchange for its agreement to pay the shareholders RMB 50,000,000. As part of the third step of the Restructuring, the Ziyang Ceramic Shareholders entered into an option agreement (the “Option Agreement”) which provided them with a process under which they could purchase for a nominal amount the shares of common stock of the U.S. public reporting company held by BAW.  Thereafter China Ziyang Technology could undertake the third and final step of the Restructuring to enter into and complete a transaction with a U.S. public reporting company whereby that company would acquire China Ziyang Technology.

The Restructuring and acquisition of Ziyang Ceramic was structured to comply with the New M&A Rules discussed on page 8 of the Form 8-K – “Regulation of foreign exchange in certain onshore and offshore transactions.”  Under the New M&A Rules, the acquisition of PRC companies by foreign companies that are controlled by PRC citizens who are affiliated with Ziyang Ceramic is strictly regulated and requires approval from the Ministry of Commerce, which approval is burdensome to obtain.  Such restrictions however, do not apply to foreign entities which are controlled by foreign persons.  These restrictions apply only at a “snapshot in time” that occurs at the time PRC companies are acquired by a foreign entity.  In our case, this was effective on June 29, 2011 when China Ziyang Technology acquired 100% of the equity interest of Ziyang Ceramic from the Ziyang Ceramic Shareholders for aggregate consideration of RMB50,000,000 (approximately $7,632,422) which was the registered and fully paid up capital of Ziyang Ceramic.  At that time China Ziyang Technology was owned 100% by BAW, and BAW was owned 100% by Mau Nam Chan, a Hong Kong citizen. China Ziyang Technology Technology’s’ acquisition of Ziyang Ceramic was a cross-border transaction governed by and permitted under the New M&A Rules.

Since the New M&A Rules would have prohibited the Ziyang Ceramic Shareholders who were PRC citizens from immediately receiving a controlling interest in the Company in a share exchange as consideration for the sale of their interest in Ziyang Ceramic, the Ziyang Ceramic Shareholders and BAW instead agreed that they would enter into an Option Agreement to grant those Ziyang Ceramic Shareholders a right to acquire all of BAW’s interest in the Company.  Because all of the Ziyang Ceramic Shareholders were PRC citizens, a majority of Ziyang Ceramic’s shareholders would not have been permitted to immediately receive shares in China Ziyang Technology or in the Company in exchange for their interests in Ziyang Ceramic.  However, there is no prohibition under PRC laws for those Ziyang Ceramic Shareholders to earn an interest in the Company after the acquisition of Ziyang Ceramic was consummated.

As part of the first and second steps of the Restructuring, the Ziyang Ceramic Shareholders entered into an Option Agreement. The Option Agreement was succeeded by and developed in connection with the Share Exchange. These agreements taken together provided the Ziyang Ceramic Shareholders with a process under which they could purchase for a nominal amount the shares held by BAW. The Option Agreement provides for the Ziyang Ceramic Shareholders to obtain legal ownership of the Company’s shares issued to BAW in the Share Exchange.

On June 29, 2011, BAW and the Ziyang Ceramic Shareholders entered into the Option Agreement.  The Option Agreement enables the Ziyang Ceramic Shareholders to purchase 7,960,000 shares (after giving effect to a planned 400 for 1 reverse stock split) of the Company (the “Option Shares”) from BAW for a nominal amount per share provided that BAW enters into a Share Exchange Agreement with the Company and it meets certain performance targets for the period July 1, 2011 through June 30, 2013.  The Ziyang Ceramic Shareholders would be entitled to purchase from BAW during the five year term of the Option Agreement one-third of the Option Shares when BAW entered into the Share Exchange Agreement with the Company, one-third of Option Shares if the Company’s gross revenues for any 12 consecutive months during the time period from July 1, 2011 through June 30, 2013 reached $60 million and one-third of the Option Shares if the Company’s pre-tax profits reached $12 million over the same time period. The number of shares which can be acquired by the Ziyang Ceramic Shareholders under the Option Agreement is in proportion to their former relative ownership interest in Ziyang Ceramic prior to its sale to China Ziyang Technology.

The Option Agreement reflects the intent and purpose of the parties in undertaking and accomplishing the Restructuring. Following completion of the third step in the Restructuring, the Option Agreement is the operative agreement for all purposes with respect to the relationship of the Ziyang Ceramic Shareholders to the Company.

Under the Option Agreement, BAW has legal title to the shares of the Company’s common stock issuable under the Share Exchange Agreement and there are no limits on its voting rights with respect to those shares. Under the Option Agreement, the Ziyang Ceramic Shareholders have the right to obtain the economic benefits of the Option Shares by purchasing them from BAW for a nominal amount upon the Company entering into the Share Exchange Agreement and it's attaining the specified financial thresholds in the agreement which trigger their purchase rights.

On June 30, 2011, the goal of the Restructuring was realized when the Company entered into and completed a share exchange agreement with BAW and China Ziyang Technology. At that time the Company was controlled by its public shareholders who owned approximately 49% of its common stock.  Pursuant to the share exchange agreement, the Company acquired 100% of the equity of China Ziyang Technology from BAW in exchange for the issuance of an aggregate of 7,960,000 shares (590,035 on an immediate basis and 7,960,000 by way of a convertible promissory note, all such amounts giving effect to a planned 400 for 1 reverse stock split) of our common stock to BAW. As a result of this transaction, the Company is a holding company which, through its direct ownership of China Ziyang Technology and Ziyang Ceramic, now has operations based in the PRC.

11.
Please clarify for us whether you are a "resident enterprise" for PRC enterprise income tax purposes. If you are a "resident enterprise" or believe there is a material risk that you could be deemed a "resident enterprise," please revise your risk factor and other disclosures accordingly.

RESPONSE:  The Company has not made a determination whether it is a “resident enterprise” for PRC enterprise income tax purposes.  The Company, will however, include the following risk factor in Amendment No. 2 to Form 8-K:

UNDER THE PRC ENTERPRISE INCOME TAX LAW, OUR COMPANY AND/OR CHINA ZIYANG TECHNOLOGY MAY BE CLASSIFIED AS A “RESIDENT ENTERPRISE” OF THE PRC. SUCH CLASSIFICATION COULD RESULT IN TAX CONSEQUENCES TO US, OUR NON-PRC RESIDENT SHAREHOLDERS CHINA ZIYANG TECHNOLOGY.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign company on a case-by-case basis.

If the PRC tax authorities determine that our company and/or China Ziyang Technology are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, our company and/or China Ziyang Technology could be subject to the enterprise income tax at a rate of 25 percent on our and/or China Ziyang Technology’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if our company and/or China Ziyang Technology are treated as PRC “qualified resident enterprises,” all dividends paid from Ziyang Ceramic to us (through China Ziyang Technology) should be exempt from PRC tax.

Finally, the new “resident enterprise” classification could result in a situation in which a 10 percent PRC tax is imposed on dividends we pay to our non-PRC stockholders that are not PRC tax “resident enterprises” and gains derived by them from transferring our common stock, if such income is considered PRC-sourced income by the relevant PRC authorities. In such event, we may be required to withhold a 10 percent PRC tax on any dividends paid to non-PRC resident stockholders. Our non-PRC resident stockholders also may be responsible for paying PRC tax at a rate of 10 percent on any gain realized from the sale or transfer of our common stock in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain.

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 15, 2009 that reinforces the taxation of non-listed equity transfers by non-resident enterprises through overseas holding vehicles. Circular 698 addresses indirect share transfers as well as other issues. Circular 698 is retroactively effective from January 1 2008. According to Circular 698, where a foreign (non-PRC resident) investor who indirectly holds shares in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers equity interests in a PRC resident enterprise by selling the shares of the offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the transfer. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the seller to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a foreign investor) may become at risk of being taxed under Circular 698 and may be required to expend significant resources to comply with Circular 698 or to establish that we (or such foreign investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

If any such PRC tax applies, a non-PRC resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction against such investor’s domestic taxable income or a foreign tax credit against such investor’s domestic income tax liability (subject to applicable conditions and limitations). In the case of a U.S. holder, if a PRC tax applies to dividends paid on our common stock, or to gain from the disposition of our common stock, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, the U.S. holder should be entitled to certain benefits under the agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), including the treatment of any such income as arising in the PRC for purposes of calculating such foreign tax credit, if such holder is considered a resident of the United States for the purposes of the U.S.-PRC Tax Treaty. Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

12.
We note your disclosure under Item 2.01 of Form 8-K concerning the convertible promissory notes and the option agreement. Please provide us with your analysis as to why you have not also provided disclosure pursuant to Items 2.03 (Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant) and 2.04 (Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement) of Form 8-K or, in the alternative, please amend your current report to include such disclosure.

RESPONSE:  The Company has included the following disclosure in Amendment No. 2 to Form 8-K:

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off–Balance Sheet Arrangement of a Registrant

Item 2.04	Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement.

Information concerning the convertible promissory notes issued to BAW and China Direct Investments is set forth in Item 1.01 above.

Item 2.01 - Completion of Acquisition or Disposition of Assets, page 1

The Share Exchange Agreement and Related Transactions, page 1

13.
Please expand your description of the share exchange to disclose how you accounted for the exchange transaction. Please also provide this disclosure in your MD&A, on page 19, in the section titled Acquisition of China Ziyang Technology Co. and Ziyang Ceramic.

RESPONSE:  The Company has included the following disclosure in Amendment No. 2 to Form 8-K:

The transaction was accounted for as a reverse merger and recapitalization of China Ziyang Technology whereby China Ziyang Technology is considered the acquirer for accounting purposes.

14.
We refer to the June 30, 2011 option agreement between Best Alliance Worldwide Investments Limited and the former shareholders of Ziyang Ceramic. Please clarify to us whether you are party to this agreement. If so, please tell us and revise your disclosure to describe how you intend to account for this agreement.

RESPONSE:  While the Company is not a party to the June 30, 2011 option agreement between Best Alliance Worldwide Investments Limited and the former shareholders of Ziyang Ceramic (the “Option Agreement”), the Company believes that disclosure of its terms was material to its investors because the agreement was entered as part of the Restructuring discussed in the Company’s response to comment number 10.  The 7,960,000 shares (after giving effect to the proposed 400 for 1 reverse stock split) of the Company’s common stock subject to the Option Agreement were accounted for as paid in capital of the Company as part of the its reverse merger and recapitalization with China Ziyang Technology whereby China Ziyang Technology was considered the acquirer for accounting purposes.  Included in the 7,960,000 shares are the 590,035 shares issued upon the closing of the reverse merger under the Share Exchange Agreement and 7,369,965 shares  issuable under the terms of the Convertible Note issued to BAW under the Share Exchange Agreement. For these reasons, there is no accounting impact to the Company for the Option Agreement.

15.
Please tell us and revise your filing to state how you have accounted for the convertible promissory notes issued to the former shareholders of China Ziyang Technology and China Direct Investments Inc. and cite the authoritative literature you used in your determination.

RESPONSE:  The convertible promissory note issued to BAW and to China Direct Investments were accounted for by the Company as a credit to additional paid in capital with a corresponding offset to additional paid in capital, based on the following accounting analysis.

First, the intent of the parties to these transactions was to design the convertible promissory notes as instruments to be settled through a fixed number of shares of the Company’s common stock when such shares became available for issuance.

The convertible promissory note issued to BAW was consideration for the acquisition of China Ziyang Technology in addition to the issuance of 236,174,800 shares of the Company’s common stock as provided for in the Share Exchange Agreement. Since the Company did not have a sufficient number of shares of common stock to issue as full consideration at the closing of the Share Exchange Agreement and in payment of consulting fees to China Direct Investments, the Company issued the convertible promissory notes.  The convertible promissory notes provide for their automatic conversion into common stock on the effective date of a reverse stock split or an increase in the number of the Company’s authorized shares of common stock.

Since the convertible promissory note issued to BAW is designed to be settled in a fixed number of shares, it is accounted for as an equity instrument, with a credit to paid-in-capital. Since the Company’s acquisition of China Ziyang Technology was accounted for as a reverse merger and recapitalization of China Ziyang Technology whereby China Ziyang Technology was considered the acquirer for accounting purposes, the corresponding debit is accounted for as an offset to additional paid in capital. In accounting for this transaction, the Company treated the convertible promissory notes as an “equity security” as that term is defined in the Accounting Standards Codification Glossary.  The ASC Glossary defines equity security as any security representing an ownership interest in an entity or the right to acquire or dispose of an ownership interest in an entity at fixed or determinable prices.  Accordingly, there is no net monetary impact on the Company’s financial statements as a result of this accounting treatment.

Likewise, since the convertible promissory note issued to China Direct Investments is designed to be settled in a fixed number of shares it is also accounted for as an equity instrument, with a credit to paid-in-capital. The Company accounted for the note issued to China Direct Investments as an expense of the Company prior to the merger and recapitalization with China Ziyang Technology and the resulting effect in net equity was eliminated upon completion of reverse merger and recapitalization with China Ziyang Technology. Accordingly, there is no net monetary impact on the Company’s financial statements as a result of this accounting treatment.

16.
You appear to have described the transactions in reverse chronological order. This makes it difficult to understand your disclosure. Please reorganize your transaction history to present the transactions in the order that they actually occurred.

RESPONSE:  The Company has revised its disclosure in Amendment No. 2 to the Form 8-K regarding the transactions to place the disclosure in chronological order.

17.	Please revise your disclosure in this section to describe the terms of your stock split. At a minimum, please indicate the date of the stock split and the ratio of the split.

RESPONSE:  The Company has provided disclosure regarding the terms of the stock split in Amendment No. 2 to Form 8-K.

18.	Please tell us what consideration you have given to providing the disclosure about your stock split required by Item 5.03 (Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year).

RESPONSE:  The Company does not believe that disclosure under Item 5.03 of Form 8-K is appropriate at this time as the Company has not filed an amendment to its articles of incorporation.  The Company is in the process of preparing an information statement for filing with the SEC regarding the Reverse Stock Split.  Once shareholder approval of the proposed Reverse Stock Split is obtained and an amendment to the Company’s articles of incorporation is filed with the Florida Division of Corporations, the Company will include the disclosure required under Item 5.03(a) of Form 8-K.

19.
We note that in your disclosure in this section some of the share numbers that you use are expressed in pre-split terms while others are expressed in post-split terms. Please revise your disclosure to use a consistent convention for expressing share numbers.

RESPONSE:  The Company has revised its disclosure in Amendment No. 2 to Form 8-K regarding the share numbers to reflect number of shares on a post-split basis.

20.	Please revise your disclosure to explain the relationships, if any, between Lingbo Chi, Ping Wang, BAW and the registrant. Please refer to Item 2.01(c), (d) and (e) of Form 8K.

RESPONSE:  The Company has revised its disclosure in Amendment No. 2 to Form 8-K to more clearly explain the relationships between Lingbo Chi, Ping Wang, BAW and the Company.

21.
Regarding the Option Agreement, please revise your disclosure to clarify the purpose of the agreement and explain its relevance to the registrant. In this regard, we note that the registrant does not appear to be a party to the agreement.

RESPONSE:  Please see the Company’s response to comment number 10 above.

22.
In your disclosure, you refer to transactions involving former owners of Ziyang Ceramic. For example, you disclose that on "June 29, 2011, China Ziyang Technology acquired 100% of the equity interest in Ziyang Ceramic from its shareholders in exchange for its agreement to pay them RMB 50,000,000 (approximately $7,632,422)."  You also disclose that on "June 30, 2011 BAW entered into an Option Agreement with the former shareholders of Ziyang Ceramic whereby they have a five year right to acquire up to 7,960,000 shares of our unregistered common stock after giving effect to our planned 400:1 reverse stock split from BAW, upon the occurrence of the conditions described below." Please revise your disclosure to better explain the nature of these transactions and their relevance to the registrant. If the transactions are related (i.e., the former Ziyang Ceramic’s shareholders received both cash and equity for their securities), please revise your disclosure accordingly.

RESPONSE:  The Company has revised its disclosure in Amendment No. 2 to Form 8-K to better explain the nature of these transactions and their relevance to the Company.

23.
Please revise your disclosure to clearly identify the party or parties from whom the former shareholders of Ziyang Ceramic will receive shares of the registrant pursuant to the Option Agreement. In addition, please tell us how you have analyzed this transaction for purposes of compliance with Section 5 of the Securities Act of 1933, as amended.

RESPONSE:  The Company has revised its disclosure in Amendment No. 2 to Form 8-K regarding the Option Agreement to include the requested disclosure as discussed in its response to comment number 10 above.   Upon exercise of such rights to receive the Company’s shares under the terms of the Option Agreement, the optionees will execute appropriate investment representations and undertakings for the receipt of restricted securities by virtue of Section 4(2) of the Securities Act of 1933, as amended (the “Act”) or Regulation S under such Act.

24.	Please revise your disclosure to discuss whether board and shareholder approval was required to enter into the Share Exchange Agreement and how you obtained such approval.

RESPONSE:  The Company has revised its disclosure in Amendment No. 2 to the Form 8-K to reflect that its sole director approved the Share Exchange Agreement on June 30, 2011 and to disclosure that pursuant to the provisions of the Florida Business Corporations Act, no approval of the Company’s shareholders was necessary to enter into the Share Exchange Agreement.

25.           We note disclosure of your agreement with China Direct Investments, Inc. and its affiliate.

•
Please revise your disclosure to clarify the role of China Direct Investments in your acquisition of China Ziyang Technology and clarify whether such acquisition caused you to pay consideration to China Direct Investments.

RESPONSE:  Under the terms of the June 13, 2011 Consulting Agreement between the Company and China Direct Investments and its affiliate (the “Consulting Agreement”), the closing of the Company’s acquisition of China Ziyang Technology triggered the Company’s obligation to pay the fees as provided for in Section 3 of this agreement.  The Consulting Agreement was filed as Exhibit 10.3 to Amendment No. 1 to the Form 8-K.  The consulting fees earned by China Investments were based on an evaluation of several different business and was not solely related to the acquisition of China Ziyang Technology as set forth in Section 1 of the Consulting Agreement.    Based on the services provided by China Direct Investments, the Company has revised its disclosure in Amendment No. 2 to Form 8-K to clarify that the services provided by China Direct Investments included several different business opportunities, including the acquisition of China Ziyang Technology and Ziyang Ceramic.

•	To the extent China Direct Investments is a promoter, please provide the disclosure required by Item 404(c) of Regulation S-K.

RESPONSE:  The Company does not believe that China Direct Investments is a promoter because its services under the June 13, 2011 consulting agreement as noted above were not provided in connection with the formation, founding or organization of either Ziyang Ceramic, China Ziyang Technology, BAW or the Company.

•	Please revise your disclosure to explain your reference to "the loan payment proceeds from Glodenstone Development Limited." Please briefly describe the purpose and material terms of this transaction.

RESPONSE:  The Company has revised its disclosure in Amendment No. 2 to Form 8-K to explain its reference to "the loan payment proceeds from Glodenstone Development Limited" that includes a cross reference to the “Our history – Sale of Aohong Chemical”  section of the Form 8-K that includes a summary of the Company’s sale of Aohong Chemical.  .

•	Please disclose any relationships among any of your current or former directors or officers and China Direct Investments, Inc. and its affiliates.

RESPONSE:  Mr. Andrew Goldrich, who resigned as an executive officer and director of the Company in December 2006, is employed by China Direct Investments.  This past relationship had been disclosed in previous reports filed by the Company.  As Mr. Goldrich is neither an executive officer, director or principal shareholder of China Direct Investments or any of its affiliates, the Company does not believe that additional disclosure of this previous relationship is material to the Company.

26.
Please revise your disclosure to include a diagram setting forth your ownership structure. In the diagram, please show the relationships between the registrant (a Florida corporation), China Ziyang Technology (which appears to be a Hong Kong entity) and Ziyang Ceramic (which appears to be a PRC entity), as well as any holding companies and other intermediaries. Please distinguish between contractual relationships and equity ownership interests.

RESPONSE:  The Company has included the requested diagram in Amendment No. 2 to the 8-K.

Form 10 Disclosure, page 2

Our Corporate Structure, page 2

27.	We refer to formation of China Ziyang Technology and the acquisition of Ziyang Ceramic. Please tell us and revise your disclosure to:

•	State the business purpose of forming the China Ziyang Technology entity;

RESPONSE:  China Ziyang Technology was formed for a variety of reasons that included its desire to position itself to acquire companies that were seeking to expand and obtain the benefits available to a U.S. public company.

•	Disclose how China Ziyang Technology was capitalized on the date of formation, as well as its principal shareholder; and

RESPONSE:  BAW agreed to contribute HK $2,500 (approximately US$193) in cash as paid in capital and lend China Ziyang Technology the sum of HK $60,166,972 (approximately US $7,725,439) in exchange for 2,500 shares of China Ziyang Technology which represented 100% of its issued and outstanding stock.

•
Describe how China Ziyang Technology accounted for the acquisition of Ziyang Ceramic, including how the RMB 50,000,000 due to the former shareholders of Ziyang Ceramic was accounted for in the financial statements of China Ziyang Technology on June 30, 2011.

RESPONSE:  China Ziyang Technology’s acquisition of Ziyang Ceramic was accounted for as a transaction between entities under common control in accordance with ASC 805-50-30-5. Transactions between entities under common control are accounted for in a manner similar to the pooling-of-interest method where the financial statements of the commonly controlled entities are combined. In addition, ASC 805-50-45-2 requires that the "effects of intra-entity transactions on current assets, current liabilities [emphasis supplied], revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented shall be eliminated to the extent possible." As a result, the RMB 50,000,000 due from China Ziyang Technology to the former shareholders of Ziyang Ceramic was eliminated in the consolidation processes.

In reaching the conclusion that China Ziyang Technology and Ziyang Ceramic were under common control by the Company, the Company considered the following facts and circumstances:

•
The Option Agreement which entitles the Ziyang Ceramic Shareholders to obtain the economic benefits of the controlling interest in the Company as discussed in the Company’s response to comment number 10 by purchasing them from BAW for a nominal amount upon the Company entering into the Share Exchange Agreement and its attaining the specified financial thresholds in the agreement which trigger their purchase rights;

•
Lingbo Chi, the CEO and former majority interest owner in Ziyang Ceramic, became the CEO and a director of the Company and the sole director of China Ziyang Technology, the Company’s wholly owned subsidiary on June 30, 2011; and

•
As of June 30, 2011, the financial statements of China Ziyang Technology and Ziyang Ceramic were consolidated into the Company’s financial statements as these entities were 100% owned subsidiaries of the Company.

Business, page 2

28.
Please revise your disclosure to describe the purpose served by China America Holdings, Inc. and China Ziyang Technology. We note that they appear to be holding companies without independent operations.

RESPONSE: As set forth in the Company’s response to comment 10 above, the Company has revised its disclosure to state that that both China America Holdings, Inc. and China Ziyang Technology are holding companies.

29.
We note the table on page 3 concerning brand names and trademarks. Please revise your disclosure to identify the body of law under which your trademarks are granted and clarify the meaning of the information in the "Validity Term" and "Registration No." columns.

RESPONSE:  The trademarks disclosed on page 3 of Amendment No. 1 to the Form 8-K were issued by Trademark Office of the State Administration for Industry and Commerce of the People's Republic of China (“SAIC”).  The term "Validity Term" refers the period of time over which the Company is permitted to extract materials from the mine.  The term "Registration No." refers to the Trademark Registration number issued by SAIC.  The Company has revised its disclosure on page 3 to include this additional disclosure.

30.
We note your disclosure that your own the mining rights for five separate mining areas, which in aggregate are approximately one million tons of white clay raw material, all located near Zhucheng City of the Shandong Province in Peoples Republic of China (PRC). Our understanding is that mineral rights in the PRC are owned by the government and leased to individuals or corporations. Please disclose the following information for each of your properties:

•	The nature your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims and/or concessions.

•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims or leases, either in hectares or in acres.

RESPONSE:  The Company has included additional disclosure regarding its mining rights as requested by the staff in under the heading “Properties – Mining Rights” of Amendment No. 2.

31.
Your mineral properties or leases allow your company to conduct mining activities and obtain the raw materials needed to produce ceramic tiles, your principal product. These mining rights have expiration dates ranging from January 2013 to October 2014 and allow mining in an aggregate area of 28,960 square meters or 7.16 acres. Please revise your disclosure to describe your mineral leasing agreements, granting you the right to enter onto your property, extract minerals, and ultimately reclaim the properties. Please describe any time conditions or other constraints affecting your rights to this property and explain the leasing process and any other arrangements. We may have further comment after reviewing your response.

RESPONSE: The Company has included additional disclosure regarding its mining rights as requested by the staff in under the heading “Properties – Mining Rights” of Amendment No. 2.

32.
Please file these leasing agreements through which you acquired your mineral properties as exhibits. This would include the Shijia River, Zhupan Village, Weijingzi, Mengjia Zhuangzi Village, and Panjia Village Quarries.

RESPONSE:  The Company has filed the mining rights permits for these mineral properties as exhibits to Amendment No. 2.

Risks related to doing business in China, page 14

33.
We note your risk factors regarding various restrictions relating to the conversion of currencies and distribution of dividends in China. Please tell us what consideration you have given to including "parent only" financial information in accordance with Rule 5-04 of Regulation S-X.

RESPONSE:
Rule 5-04 of Regulation S-X requires a financial statement schedule containing condensed parent company data to be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Pursuant to Rule 4-08(e)(3) of Regulation S-X, “restricted net assets” is defined as the “amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” Where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.

The Company concluded that Schedule I under Rule 5-04 of Regulation S-X was not required to be included in the Form 8-K which included financial statements for the period ended March 31, 2010 based on the following considerations:

•	The requirements of Rule 5-04 of Regulation S-X are triggered only if third-party consent is required for an upstream movement of assets from the relevant consolidated subsidiary to the parent.

•
As of the end of each of the periods covered by the financial statements of Ziyang Ceramics included as Exhibits to the Form 8-K, the Company’s consolidated subsidiaries were not subject to any restrictions that prevented them from transferring funds in the form of loans, advances or cash dividends to the Company without the consent of a foreign government, regulatory agency, lender or other third party.

•
All of our assets are located within the PRC. Under the laws of the PRC governing foreign invested enterprises, dividend distribution and liquidation are allowed but subject to special procedures under relevant rules and regulations. Any dividend payment is subject to the approval of the Board of Directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to both the relevant government agency’s approval and supervision, as well as foreign exchange controls.

The risk factor on page 14 of Amendment No. 1 was intended to highlight the fact that, due to its status as a holding company, the Company conducts all of its operations through subsidiaries and that, accordingly, its ability to pay cash dividends to shareholders depends on the results of operations and financial condition of its subsidiaries and the ability of its subsidiaries to make dividend payments or other cash distributions; as the Company’s subsidiaries are located in the PRC, the Company can give no assurances that its subsidiaries will not face transfer restrictions in the future.

The Company believes that the risk factor disclosure regarding limitations on the Company’s ability to receive and use its revenues on page 15 of Amendment No. 1, its proposed disclosure set forth in response to comment number 38 and disclosure under governmental regulation on page 7 of Amendment No. 1 reflect the regulatory framework governing dividend distributions is adequate.

Ziyang Ceramic Business Overview, page 19

34.
We note your disclosure that your own or control, one million tons of white clay as raw material and we note elsewhere you are permitted to mine 132,000 cubic meters annually, which is sufficient to last four years at this rate of production. Please disclose how this overall estimate of available raw material was developed, disclose the quantity available from each individual quarry, and disclose each individual annual quarry's production for the last three years.

RESPONSE:  The Company has included additional disclosure regarding its mining rights as requested by the staff in under the heading “Properties – Mining Rights” of Amendment No. 2.  The quantity of mineral that Ziyang Ceramic is permitted to extract each year is specified on the mining permit in cubic meters.  Ziyang Ceramic uses a conversion ratio of 1.4 metric tons to each cubic meter to arrive at the quantity in metric tons. The conversion ratio takes into account the density and weight of the white clay in relation to the stated area.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations for the Three Months ended March 31, 2011 compared to 2010 and for the Year Ended December 31 2010 compared to 2009 page 20

35.           Please expand your discussion of the results of operations for both the interim and full year periods to:

•	Quantify how much of the increase in revenue from period-to-period was due to volume versus sales price;

•
Address the main cost drivers affecting your cost of revenue, including how these costs have impacted your gross profit for the periods presented, and management's expectation of how these costs will impact future results. Your disclosure should include a discussion of your significant raw materials and the extent to which your results of operations have been impacted by changes in the price of these raw materials;

•	Quantify the reasons you have identified for the significant changes in selling, general and administrative expenses from period-to-period;

•	Discuss and quantify the reasons for the fluctuations in interest income and interest expense between the comparable periods; and

•	Address your effective tax rate and its impact on your results of operations.

RESPONSE:  The Company has revised its disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 2 to Form 8-K to respond to the staff’s comments above.

Liquidity and Capital Resources, page 20

36.
Please expand your disclosure to discuss the reasons for the most significant changes in your working capital items between year-to-year and quarter-to-quarter as presented in your statements of cash flows.

RESPONSE:

The Company has revised its disclosure in Management's Discussion and Analysis of Financial Condition in the Liquidity and Capital Resources section in Amendment No. 2 to Form 8-K to respond to the staff's comment above.

37.
Please revise your document to discuss the significant provisions of your notes payable and short and long-term loans, including whether you are subject to any covenants. In addition, please address the relationship between the restricted cash balance recorded on your balance sheet and your notes payable.

RESPONSE:  The Company has include the following updated disclosure in Management's Discussion and Analysis of Financial Condition in the Liquidity and Capital Resources section in Amendment No. 2 to Form 8-K:

The Company’s notes payable consists of bank acceptance bills. Bank acceptance bills are financial instruments provided by banks.  The Company can apply for them when funds are required to pay its debt.  Upon the bank’s approval, it will issue the bank acceptance bills to the creditors of the Company as payment on behalf of the Company.  The payment to the creditor is guaranteed by the bank and is due by the Company within six months from the date of the bank acceptance bill. The Company remains primarily liable to the creditor and is obligated to pay the amount when due.  The Company’s creditor, in turn, can present the bank acceptance bill to a bank at maturity for payment in full or earlier at a discount, or endorse it to another party.  Generally, banks require the Company to provide collateral for the bank acceptance bills in the form of restricted cash in an amount determined by the bank. The Company’s notes payable represented a bank acceptance bill fully guaranteed by restricted cash.

The Company’s short term loans are commercial bank loans, typically guaranteed by an unaffiliated third party or an officer of the Company in addition to a pledged of the Company’s fixed assets. The Company is not subject to any covenants related to its short term loans.

38.
We refer to your risk factor on page 15, Restrictions on currency exchange may limit our ability to receive and use our revenue effectively. Please expand your liquidity disclosures to discuss such restrictions on your ability to make dividend payments and transfer other funds outside of China.

RESPONSE:  The Company has included the following disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis in Amendment No. 2 to Form 8-K:

At March 31, 2011 and December 31, 2010, we maintained cash and cash equivalents of $6,007,343 and $4,851,436, respectively, in financial institutions located in China.  Cash held in banks in the PRC is not insured. The value of cash on deposit in China has been converted to U.S. dollars based on the exchange rate as of the balance sheet date. In 1996, the Chinese government introduced regulations, which relaxed restrictions on the conversion of the RMB; however restrictions still remain, including but not limited to restrictions on foreign invested entities. Foreign invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to PRC government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility and outflow of RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in the PRC is not readily deployable by us for purposes outside of China.

39.
We note your disclosure about the $3.1 million dividend paid to the former shareholders of Ziyang Ceramic. Please disclose when this dividend was paid and if it was in connection with the transactions you describe under Item 2.01 of your fling.

RESPONSE:  The $3.1 million dividend payable to the former shareholders of Ziyang Ceramic was declared by its board of directors on February 23, 2011.  The dividend was not paid or declared in connection with the Company’s acquisition of China Ziyang Technology.  The Company has included the following disclosure regarding payment of dividends in the Liquidity and Capital Resources section of Management’s Discussion and Analysis in Amendment No. 2 to Form 8-K:

We had a working capital deficit of $1.6 million as of March 31, 2011 compared to a working capital deficit of $0.5 million as of December 31, 2010, primarily due to $3.1 million dividend payable to the former shareholders of Ziyang Ceramic which was declared by the board of directors of Ziyang Ceramic on February 23, 2011 for shareholders of record as of that date.  $1.55 million of the dividend payable was paid on June 15, 2011 and the balance of the dividend will be paid when China Ziyang has sufficient available cash.

Security Ownership of Certain Beneficial Owners and Management, page 22

40.
Based on the disclosure in footnote (5) to the table, Mr. Chi appears to be the beneficial owner of the shares held by BAW. Please revise your disclosure for Mr. Chi to reflect such holdings. Please refer to Item 403 of Regulation S-K.

RESPONSE:  The Company has revised the table to include the number of shares of the Company’s common stock owned by BAW in the calculation of Mr. Chi’s beneficial ownership in Amendment No. 2 to Form 8-K.

41.
We note that in your footnote disclosure you describe securities that are excluded from the amounts shown in the table. For each such exclusion, please provide us with your analysis as to why it is permissible to exclude such securities.

RESPONSE:  The Company excluded from the computation of beneficial ownership for Mr. Chi, Ms. Wang and Mr. Zhao the number of shares which they do not have the right to acquire within 60 days as permitted under Rule 13d-3 of the Securities Exchange Act of 1934.  The number of excluded shares represents shares that have not vested under the terms of the Option Agreement disclosed on page 1 of the Form 8-K.

Item 3.02 Unregistered Sale of Equity Securities, page 30

42.
We note your disclosure that the two notes issued in connection with the China Ziyang Technology acquisition are convertible into specific numbers of shares (7,369,966 shares and 1,583,223 shares). Please clarify whether the conversion ratios under the notes are fixed such that only these numbers of shares can be issued upon conversion. If it is possible that the number of shares issuable upon conversion can be adjusted, then please revise your disclosure to disclose the terms of conversion of the promissory notes pursuant to Item 701(e) of Regulation S-K.

RESPONSE:  The number of shares into which the convertible notes may be converted is fixed other than for accrued interest, stock dividends or other distributions of our common stock or if the Company were to merge with or transfer our assets to an unrelated entity.  The Company has included this additional disclosure in Amendment No. 2 to Form 8-K.

Item 5.03 Amendment to the Articles of Incorporation or Bylaws; Change in Fiscal Year, page 30

43.	Please disclose the form on which the report covering the transition period will be filed pursuant to Item 5.03(b) of Form 8-K.

RESPONSE:  Based on a telephonic discussion between the staff, the Company’s business consultants and its auditors, the SEC has withdrawn this comment.

Item 9.01 Financial Statements and Exhibits, page 31

44.	Please file all of the exhibits required by Item 601 of Regulation S-K, including, but not limited to you current articles of incorporation and bylaws.

RESPONSE:  The Company has filed or incorporated by reference all of the exhibits required by Item 601 of Regulation S-K, including, but not limited to its current articles of incorporation and bylaws in Amendment No. 2 to Form 8-K.

Exhibit 99.1 - Financial Statements of Zing Ceramic Company Limited

General

45.	To the extent applicable, please revise the footnotes to the financial statements to disclose:

•	related party information as provided in ASC 850-10-50;

•	income tax disclosures as provided in ASC 740-10-50; and

•	segment information as provided in ASC 280-10-50.

Alternatively, please explain to us why you have not provided these disclosures.

RESPONSE:  The Company does not have related party transactions as of December 31, 2010 and March 31, 2011 and has only one segment.

The Company will revise its  income tax footnote disclosure in Footnote 1 as follows:

The Company accounts for income taxes under ASC 740, “Expenses – Income Taxes”. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

All Company operations are in the PRC and are governed by the Income Tax Law of the People’s Republic of China and local income tax laws (the PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, the Company is subject to tax at a maximum statutory rate of 25% (inclusive of state and local income taxes).

The table below summarizes the reconciliation of the Company’s income tax provision computed at the statutory rate and the actual tax provision:

	For the Years Ended December 31,		For the Three Months Ended March 31,
	2011	2010	2011	2010
			(unaudited)	(unaudited)
Income tax provision at the statutory rate	$2,180,000	$1,498,000	$522,000	$414,000
Permanent differences – 10% exemption of sales	(755,000)	(538,000)	(187,000)	(144,000)
Other permanent differences	28,000	47,000	18,000	25,000
Tax provision	$1,453,000	$1,007,000	$353,000	$295,000

Note 2 - Summary of Significant Accounting Polices, page 5

46.	Please provide an accounting policy disclosure related to your inventories, including the components of costs included in raw materials which you mine. Please refer to ASC 930 330-20 for guidance.

RESPONSE:  The Company has included the following additional disclosure in Amendment No. 2 to Form 8-K:

The Company values inventories, consisting of raw materials, supplementary materials, packaging materials and finished goods, at the lower of cost or market. Cost is determined on the weighted average cost method. The Company regularly reviews its inventories on hand and, when necessary, records a provision for excess or obsolete inventories based primarily on the current selling price. The cost of raw materials which we mine consists of direct mining costs and costs related to shipment to our warehouse.

Note 9 - Other Long Term Assets, page 9

47.           Please expand your disclosures to state the method you are using to amortize your mineral rights.

RESPONSE:  The Company has included the following additional disclosure in Amendment No. 2 to Form 8-K:

Other long term assets consists of mining rights that cover five mining areas all located in Zhucheng City, Shandong Province, China. We have obtained the right to mine these areas under the terms of mining right permits that permit us to extract specified quantities of white clay deposits on these properties. The Company uses the extracted material as raw materials in the production of ceramic tiles it manufactures and sells. These mining right permits cover a period of 4 to 6 years which we treat as the useful life, with expiration dates varying from January 2013 to October 2014, provide for an aggregate area of 28,960 square meters with rights to extract up to 132,000 cubic meters (approximately 184,800 metric tons) of carclazyte annually. The Company amortizes its mining rights on a straight-line basis over the useful life of each individual mining right permit.

48.
We note no disclosure regarding mine development costs including overburden removal and other costs that may have been incurred to access your white clay deposit. Please explain where such costs have been reflected in your financial statements, and if material, please expand your accounting policy disclosures for this matter.

RESPONSE:  The stripping costs related to the Company mined raw materials are immaterial as the mining properties are easily accessible via public roads and the mining process involves surface mining that involve minimal preparation work that is not separable from the actual mining process and costs.

Note 15 -- Commitments and Contingencies, page 11

49.           Please tell us whether or not Zhucheng Chunguang Electronics Co, represents a related party.

RESPONSE:  Zhucheng Chungguang Electrics Co. is not a related party to the Company, its subsidiaries or management.

Exhibit 99.2 - Pro Forma Financial Statements of China America Holdings, Inc.

Unaudited Pro Forma Consolidated Balance Sheet, page 2

Note (b), page 3

50.	Please expand your footnote to show the resulting amounts of each of the items listed and how such amounts reconcile to the respective pro forma adjustments on page 2.

RESPONSE:  The Company has revised footnote (b) at column Pro Forma Adjustments line (Accumulated deficit) Retained earnings to footnote  (f) with the note indicating: Denoted elimination of CAAH shareholders’ equity (excluding common stock). The adjustment of (f) ($20,118,686) represents elimination of the sum of accumulated deficit at column China America Holdings Historical ($20,884,101) and retained earnings at column Sale of CAAH Discontinued Operations ($765,415).

The Company has further expanded the remaining note (b) Pro Forma Adjustments for additional paid in capital ($20,854,700) as such:

(b)           Denoted: 1) 236,013,800 shares of CAAH common stock issued to Best Alliance Worldwide Investments, Limited ("BAW"), valued at $0.018 per share based on the closing price at the acquisition date of June 30, 2011. The resulting amount of $4,248,248 was debited to additional paid in capital as a recapitalization, with corresponding credited to common stock of $236,014 and to additional paid in capital of $4,012,235.

2) Promissory notes issued to BAW convertible to 7,369,966 shares of CAAH common stock after giving effect to a 400 to 1 reverse stock split, deemed in accordance with ASC 505 as the terms provides for automatic conversion upon completion of the 400 to 1 reverse split. The promissory notes bear the nominal amounts of $14,739,932, which was debited to additional paid in capital with a corresponding credit to additional paid in capital – promissory note;

3) Promissory note issued to China Direct Investments convertible to 1,538,223 shares of CAAH common stock after giving effect to a 400 to 1 reverse stock split, deemed equity in accordance with ASC 505 as the terms provides for automatic conversion upon completion of the 400 to 1 reverse split. The promissory note is valued at $0.018 per share based on the closing price at the acquisition date of June 30, 2011. The resulting amount of $11,075, 206 was debited to additional paid in capital with a corresponding credit to additional paid in capital – promissory note; and

4) $500,000 as portion of the consulting fee to be paid to consultants.

Unaudited Pro Forma Consolidated Statements of Operations, page 4 and 5

Note (b), pages 4 and 5

51.	Please provide us your analysis of the pro forma adjustment of the weighted average common shares outstanding.

RESPONSE:  The Company acknowledges that the number of weighted average common shares outstanding was incorrect. To indicate the reverse acquisition, only the accounting surviving entity’s shares outstanding should be presented, which is equal to the shares issued upon the consummation of the transaction.  The corrected amounts are included in Amendment No. 2 to Form 8-K.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010

Item 9A. Controls and Procedures, page 23

Evaluation of Disclosure Controls and Procedures, page 23

52.
We note your statements that a "control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In future filings, please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

RESPONSE:  The Company revised its disclosure in response to this comment in its Form 10-Q for the period ended June 30, 2011 as filed with the SEC on August 15, 2011 to reflect that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  The Company will also include this statement in its future reports filed with the SEC.

Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010

Exhibits 31.1 and 32.1

53.
Exhibits 31.1 and 32.1 reference an incorrect date for the Form 10-Q.  It should read Form 10-Q for the period ended December 31, 2010.  It currently reads December 31, 2011. Please amend your Form 10-Q for the fiscal quarter ended December 31, 2010 to correct these certifications.

RESPONSE:  The Company filed Amendment No. 1 to its Form 10-Q for the period ended December 31, 2010 on August 31, 2011 correcting these typographical errors.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:           Mr. Lingbo Chi, CEO
Sherb & Co., LLP
Goldman Kurland and Mohidin, LLP